SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Press Release of February 9, 2011 — Announcement of the results for the Year ended 31 December 2010

Press Release of February 9, 2011 — Announcement of the Financial Calendar of 2011.

Press Release of February 11, 2011 — Announcement of the publication of prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme.

Press Release of February 28, 2011 — Announcement of successful tap of the existing EUR 300,000,000 2016 Notes.

Press Release of March 9, 2011 — Information pursuant to article 4 para 2 of Law 3401/2005 regarding the admission for Listing of Shares of the Company pursuant to Stock Option Plans for the company’s employees and for the employees of its affiliated companies.

Press Release of March 16, 2011 — Announcement of the trading date of new ordinary shares resulting from exercise of stock options.

Press Release of March 17, 2011 — Announcement of the senior leadership succession.

Press Release of March 18, 2011 — Announcement of proposal for a capital return of €0.50 per share.

Press Release of March 18, 2011 — Announcement of revised 2011 Financial Calendar

Press Release of March 29, 2011 — Announcement of the filings with the U.S. Securities and Exchange Commission and Hellenic Capital Market Commission

Press Release of March 30, 2011 — Invitation to the Shareholders of the Societe Anonyme under the trade name “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” to an Annual General Meeting

Press Release of March 30, 2011 – Correct Version - Invitation to the Shareholders of the Societe Anonyme under the trade name “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” to an Annual General Meeting

RESULTS FOR THE YEAR ENDED 31 DECEMBER 2010

FULL YEAR HIGHLIGHTS

•                  Free cash flow of €549 million, stable compared to 2009.

•                  Volume of 2,100 million unit cases, 1% above 2009. Net sales revenue of €6,794 million, 4% above the prior year.

•                  On a comparable basis, operating profit (EBIT) of €682 million, 5% above the prior year.

•                  On a comparable basis, net profit of €450 million, 8% above the prior year period, and earnings per share of €1.24, 9% above the prior year.

FOURTH QUARTER HIGHLIGHTS

•                  Free cash outflow of €94 million for the last quarter of 2010, compared to the free cash inflow of €27 million in the prior year period.

•                  Volume of 481 million unit cases, 6% above the fourth quarter of 2009. Net sales revenue of €1,495 million, 7% above the prior year period.

•                  On a comparable basis, operating profit (EBIT) of €61 million, 1% above the prior year period.

•                  On a comparable basis, net profit of €33 million, compared to €6 million in the prior year period, and earnings per share of €0.09, compared to €0.01 in the prior year period.

Note: For the definition of comparable basis and EBIT refer to “Reconciliation of Reported to Comparable Financial Indicators” below.

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented:

“We are pleased to report that Coca-Cola Hellenic delivered a solid performance in 2010, despite the persistent macro economic challenges across our geography. We continued to win in the marketplace, improve operating efficiency and maintain our strong cash flow generation. At the same time Coca-Cola Hellenic’s geographic diversity enabled us to deliver a strong set of results.

Looking to the current year, we are encouraged that some of our key countries are exhibiting signs of economic improvement. However, we remain cautious as other key countries are continuing to endure economic challenges, and we are facing industry wide pressure on commodity prices. As we manage the business for the long-term we will be increasing our net capital expenditure to €1.5 billion for 2011 — 2013. At the same time, we remain focused on improving the efficiency of our business, and strengthening the ways in which we serve our customers. We are confident that we will continue to generate significant cash flow and are raising our three-year rolling free cash flow target to approximately €1.6 billion for 2011-2013.”

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results	Full Year 2010			Full Year 2009
(numbers in € million	Operating	Net		Operating	Net
except per share data)	profit(1)	profit(2),(3)	EPS	profit(1)	profit(2),(3)	EPS
Reported	645.0	423.2	1.16	638.8	399.2	1.09
Restructuring costs	36.7	26.5	0.08	44.9	38.8	0.11
Other items	—	—	—	(32.8)	(20.9)	(0.06)
Comparable	681.7	449.7	1.24	650.9	417.1	1.14

Group Financial Results	Fourth quarter 2010			Fourth quarter 2009
(numbers in € million	Operating	Net		Operating	Net
except per share data)	profit(1)	profit(2),(3)	EPS	profit(1)	profit(2),(3)	EPS
Reported	44.0	20.1	0.05	62.9	3.1	—
Restructuring costs	17.2	12.6	0.04	20.2	17.3	0.05
Other items	—	—	—	(22.8)	(14.2)	(0.04)
Comparable	61.2	32.7	0.09	60.3	6.2	0.01

(1)       Operating profit (EBIT) refers to profit before tax excluding finance income / (costs) and share of results of equity method investments.

(2)          Profit after tax attributable to owners of the parent.

(3)       In Q4 2009 we booked a tax charge of €19.8 million (€0.06 per share) related to the ‘Extra Contribution of Social Responsibility by the Large Companies’ that was enacted by the Greek Government in December 2009. Similarly, in Q2 2010 we booked a tax charge of €21.2 million (€0.06 per share) related to the ‘Extra Social Contribution Tax’ enacted by the Greek government in May 2010.

Financial indicators presented on a comparable basis exclude the recognition of restructuring costs incurred in both periods under review and the insurance payments received in 2009 in respect of damage sustained at our Nigerian operation in 2008.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘Hellenic’ or the ‘Company’ or the ‘Group’) achieved comparable earnings per share of €1.24 in the full year 2010, 9% above the prior year and generated free cash of €549 million, stable compared to full year 2009.

In the fourth quarter, volume increased by 6% cycling a decline of 8% in the comparable prior year period. We continued to face economic pressures in Western Europe and our Balkan countries, while conditions in some of our emerging markets and Central European markets improved. In addition, we witnessed a significant cost increase for key commodities in the fourth quarter. We successfully activated the marketplace ahead of the Christmas season through product displays across all of our markets, while we increased marketing investment particularly in countries where signs of recovery were more evident.

While we are encouraged by improving economic trends in key countries such as Russia, Ukraine, Switzerland and the Czech Republic, our performance in 2010 was affected by continued deterioration in economic conditions in several important markets. Overall, consumer sentiment and purchasing power remained depressed resulting in reduced spending and a shift to less profitable channels and packages. These conditions impacted our business primarily in Greece, Italy, Ireland, Hungary, Bulgaria and Romania. At the same time, we witnessed a significant shift of consumer spending from the fragmented trade channel to the modern trade channel. In some markets, such as in Poland, we are witnessing a significant transformation of the marketplace.

We improved our market share in several key markets and maintained our market share in most other markets despite a general decline of the non-alcoholic beverage category in most countries. Our focused “right brand, right package, right size for the right occasion” strategy resulted in the recruitment of new consumers and in more frequent consumption of our products. At the same time, we used savings from restructuring initiatives to finance investments in marketing programs and promotions. We manage our multiple product categories with a key focus on the sparkling beverages category which presents significant growth opportunities in our markets. Sparkling beverages volume grew by 2% in the full year, following an increase of 4% in sales of Trademark Coca-Cola and a 5% decline in sales of Fanta. Volume increased by 2% in the water category and by 8% in the RTD -Tea category, while the juice category declined by 3%. Overall, unit case volume increased 1% in the full year, cycling a 5% organic volume decline in the prior year.

As part of our effort to optimise our processes and improve efficiency, we continue to roll out our SAP ‘Wave 2’ initiative in new countries. On 1 January 2011, Austria, Slovenia, Hungary, Poland, Romania and Moldova joined the SAP ‘Wave 2’ platform. We currently have 12 of our countries using this common software, which is providing Hellenic with a competitive advantage by improving customer service levels and driving efficiencies.

We continued to focus on implementing cost reduction and productivity improvement initiatives as part of an ongoing effort to increase the competitiveness and efficiency of our operations. In 2010, we incurred pre-tax restructuring costs of €37 million which we expect will result in annualised benefits of €35-40 million from 2011 onwards. Despite the continued restructuring initiatives, our employee engagement results improved significantly which demonstrates our commitment to our employees.

Supporting the sustainability of our business is a key pillar of our strategy and 2010 was a year of recognition for many of the activities carried out as part of our corporate social responsibility strategy. At the beginning of the year, a coalition of global investors from 13 countries, under the auspices of the United Nation’s Global Compact, praised 44 companies including Coca-Cola Hellenic for, “producing high-quality sustainability reports deemed useful for investors”. In addition, we were included for the third year in succession on the DJSI World and DJSI Europe indices. The European Commission declared us an “Official Partner of the Sustainable Energy Europe Campaign” for work done in the area of carbon reduction led by our Combined Heat and Power and Solar Power projects, as well as the use of energy efficient refrigeration equipment which on average use 50% less energy than conventional units. Rainwater harvesting on Greek islands, projects on the Volga, Tisza, Vistula, Gacka, Sava and Danube rivers also received praise from governments and NGOs. Despite the difficult economic environment, we continue to win awards as best employer in several countries, reflecting our commitment to attracting talent and ensuring that our people reach their full potential.

Operational Review by Reporting Segments

Established markets

	Full year	Full year	%	Q4	Q4%
	2010	2009	change	2010	2009	change
Volume (million unit cases)	718.2	743.2	-3%	165.3	162.9	1%
Net sales revenue (€ million)	2,834.6	2,927.8	-3%	632.7	634.2	—
Operating profit (€ million)	265.5	297.6	-11%	17.6	27.4	-36%
Comparable operating profit (€ million)	291.2	327.6	-11%	30.9	37.1	-17%

•                  Unit case volume in the established markets segment increased by 1% in the fourth quarter of 2010 following an organic volume decline of 4% in the comparable prior year period. Unit case volume declined by 3% in the full year, following a 1% organic volume decline in the comparable prior year period.

•                  Volume in Greece declined by mid single digits in the quarter, representing an improvement over previous quarters, despite continued challenging economic conditions. During the quarter, we compensated for some of the volume that was lost due to the transportation strike in September. Strong activation programmes during the key holiday season supported our sparkling beverages volumes, with Coca-Cola Zero growing slightly in the quarter. For the full year, volumes in Greece declined by 11%. We continue to expect a protracted recession in Greece, as the new austerity measures announced in December 2010 begin to impact further consumer purchasing power and demand.

•                  Volume in Italy was stable in the quarter and declined by 2% in the full year. Increased promotional activity during the fourth quarter, together with our successful Christmas activation, offset the adverse impact on sales in the immediate consumption channels from economic conditions and poor consumer sentiment. The successful implementation of SAP Wave 2 in Italy is expected to provide competitive advantages by facilitating closer functional integration, enhancing our commercial capabilities and improving overall customer service levels. Efficiency improvements in distribution and production resulted in notable cost savings in Italy in 2010.

•                  Volume in Ireland showed mid single-digit growth in the quarter, a notable improvement compared to the nine months trend. Trademark Coca-Cola grew by mid single-digits, supported by improved market place execution in the quarter. For the full year, volume declined by 2%. Trading conditions in Ireland remain challenging and we expect that recently announced austerity measures will continue to have a negative impact on consumer demand in 2011.

•                  Volume in Switzerland grew by high single-digits in the quarter and by 4% in the full year. The full year volume performance reflects the impact of an improved economic environment, as well as, the listing of Trademark Coca-Cola with one of the largest retail chains in the country. Our fourth quarter results were further supported by strong promotional activity, particularly in the modern trade channel. We continue to strengthen our position in the market place, extending our volume and value share.

•                  Established markets contributed €291 million to the Group’s comparable operating profit for the full year, an 11% decrease from the comparable prior year period and €31 million for the fourth quarter, a 17% decrease from the comparable prior year period. For the full year, lower volumes, unfavourable category and package mix more than offset the positive impact from realised cost savings, lower cost of goods sold and positive currency movements.

Operational Review by Reporting Segments (continued)

Developing markets

	Full year	Full year	%	Q4	Q4%
	2010	2009	change	2010	2009	change
Volume (million unit cases)	391.7	388.3	1%	90.9	84.0	8%
Net sales revenue (€ million)	1,140.0	1,149.1	-1%	251.3	237.9	6%
Operating profit (€ million)	89.2	86.3	3%	9.0	2.8	>100%
Comparable operating profit (€ million)	91.5	97.0	-6%	9.7	12.2	-20%

•                  Unit case volume in the developing markets segment increased by 8% in the fourth quarter of 2010, following a decline of 13% in the comparable prior year period. Unit case volume increased by 1% in the full year, following a 5% decline in the comparable prior year period.

•                  Net sales revenue increased by 6% in the quarter, benefiting from higher volumes, positive category mix and foreign currency movements. For the full year, net sales revenues declined by 1%, as the positive impact from higher volumes and country mix was offset by unfavourable channel and package mix.

•                  Volume in Poland grew by low single-digits in the fourth quarter. Successful activation and promotional activity resulted in very strong growth of the Coca-Cola Zero and Coca-Cola light brands, while total Trademark Coca-Cola grew by 10% in the quarter. We continue to witness a significant consumer shift towards modern trade in Poland and we are adapting our business to address this change. For the full year, volume in Poland grew by 1%.

•                  Volume in Hungary registered high single-digit growth in the quarter and declined by 3% in the full year. Strong promotional activity in the modern trade channel and successful Christmas activation resulted in double-digit growth for brand Coca-Cola in the quarter. RTD-Tea volume grew strongly, supported by the re-launch of our winter tea program. Our dual strategy in the energy category continues to yield results and in 2010 we achieved energy category leadership in Hungary.

•                  Volume in the Czech Republic posted double-digit growth in the fourth quarter building on the positive trend highlighted in previous quarters. A better economic environment during the second half of 2010 and successful promotional activity in the modern trade channel supported volumes in the quarter, even though pressures remain in the immediate consumption channel. As a result, full year volume increased by 7%. We continue to expand our share in sparkling beverages category with significant growth of Trademark Coca-Cola volumes in 2010.

•                  Developing markets contributed €92 million to the Group’s comparable operating profit for the full year and €10 million for the fourth quarter. This represents decreases of 6% and 20% respectively from the comparable year periods. The operating profitability in both periods under review was impacted by the ongoing changes in the Polish retail environment. The unfavourable channel mix and higher marketing expenses in Poland in the fourth quarter more than offset benefits of higher volumes, better category mix, favourable currency movements and lower warehouse, distribution and administrative costs in developing markets. In addition, we are cycling the benefit of a €7 million value added tax refund in Poland for the full year.

Operational Review by Reporting Segments (continued)

Emerging markets

	Full year	Full year	%	Q4	Q4%
	2010	2009	change	2010	2009	change
Volume (million unit cases)	990.1	937.8	6%	224.3	205.4	9%
Net sales revenue (€ million)	2,819.0	2,466.7	14%	610.9	521.0	17%
Operating profit (€ million)	290.3	254.9	14%	17.4	32.7	-47%
Comparable operating profit (€ million)	299.0	226.3	32%	20.6	11.0	87%

•                  Unit case volume in the emerging markets segment increased by 9% in the fourth quarter of 2010, following a decline of 13% in the comparable prior year period. Unit case volume increased by 6% in the full year, following an 8% decrease in the comparable prior year period.

•                  Net sales revenue increased by 17% in the fourth quarter and 14% in the full year, as a result of higher volumes, improved pricing and category mix and notable foreign currency benefits.

•                  Russia enjoyed another strong quarter with volumes increasing in the high-teens, following a double-digit decline in the comparable prior year period. Volume for the full year increased by 14% in Russia. Consumer sentiment in the country continues to improve on the back of increasing purchasing power and declining unemployment levels. The implementation of targeted activation programmes during the holiday season, together with increased marketing investments, resulted in 37% volume growth for brand Coca-Cola in the quarter. Together with The Coca-Cola Company, we continue to invest behind our brands to strengthen our position in the market place. Our juice business posted double-digit volume growth in the fourth quarter, and our Dobry brand remains the most preferred brand in the category.

•                  Volume in Ukraine grew by 9% in the full year, following a high single-digit volume increase in the fourth quarter. For the full year, our strong focus on outlet execution resulted in double-digit volume growth for brand Coca-Cola. Juice volumes showed double-digit growth, as we continue to expand the presence of our Multon brands in the country.

•                  Volume in Nigeria continued the positive trend highlighted in previous quarters and posted a 5% increase in the full year. The increased availability of one-way packs resulting from our expanded capacity had a positive impact on sales of brand Coke. Sprite volumes increased by low double-digits in the full year, benefiting from the continuous roll-out of the ultra glass bottle. In juice, we are steadily gaining category share and are expanding our product portfolio.

•                 Volume in Romania showed mid single-digit growth in the quarter supported by intense promotion of our core sparkling brands in the modern trade channel, as well as, the successful implementation of our Christmas activation programmes. Brand Coca-Cola volumes increased by high-teens in the fourth quarter resulting in category share gains. In 2010, volume declined by 4% in Romania as challenging economic conditions together with the implementation of strict austerity measures had an adverse impact on consumer demand.

•                  Emerging markets contributed €299 million to the Group’s comparable operating profit in 2010, 32% higher than the comparable prior year period and €21 million for the fourth quarter.  This represented an 87% increase of operating profitability in the segment relative to the comparable prior year period. The benefit from higher volumes, better pricing and category mix and favourable currency movements more than offset higher raw material prices and increased operating expenses in the segment during both periods under consideration.

Business Outlook

2010 was another year of challenging economic conditions in many of our territories. However, our continued focus on strategic priorities enabled us to improve in many areas of our business. We continued to strengthen our market position, drive efficiencies and generate significant cash flow.

While we have started 2011 from a position of strength, we continue to experience difficult economic conditions in several key markets. The improvement in GDP growth in some of our markets has yet to translate to a noticeable increase in consumer confidence and consumption. We are also experiencing an increase in significance of the modern trade channel. As a result, we must adapt by using the right packages, the right brands and tailored outlet activation to cater to the needs of our customers and grow our business profitably.

Coca-Cola Hellenic is well positioned to continue to deliver long term share owner value. Together with our partners at The         Coca-Cola Company, we are continuously investing behind our core brands and businesses throughout our operating geography. We plan to increase our marketing spending in line with the economic recovery across our territories.

As a result of volatile economic conditions, low purchasing power and competitive pressures we anticipate that price increases will be slightly below inflation in 2011. At the same time, commodity costs are expected to increase by mid single-digits, reflecting primarily higher world sugar and resin prices. To off-set these pressures, we plan to invest in the equity of our brands and focus on implementing effective revenue growth management initiatives. These initiatives are expected to attract new consumers to our products and drive consumption frequency, as well as, a gradual recovery in our package/channel mix, as consumer confidence improves.

We will continue to maintain strong focus on productivity improvements and the reduction of operating costs. Restructuring initiatives already implemented in 2010 are expected to deliver an annualised benefit of approximately €35-40 million from 2011. Furthermore, we have identified additional restructuring opportunities at a cost of approximately €30-35 million in 2011, with expected annualised benefits of €20-25 million from 2012 onwards.

Our business strategy remains focused on delivering improved operational effectiveness and building customer-centric capabilities that enable us to further strengthen our position in the market place. In particular, preparations have begun to roll-out the SAP ‘Wave 2’ technology in another 8 countries in January 2012. We expect all our countries to run SAP by 2014. This implementation is enabling us to standardise customer facing business processes and more accurately benchmark performance across countries so as to be able to identify opportunities across our business.

The Greek tax legislation on dividends enacted in 2010, did not allow for a tax efficient way of returning value to shareholders. As a result, we did not repatriate foreign dividends to enable us to pay a 2010 annual dividend.

With an ongoing commitment to managing the business for growth, and as consumer sentiment improves in some of our countries we will continue to invest in the revenue generating areas of our business. Cumulative net capital expenditure is expected to be approximately €1.5 billion in the three-year period ending in 2013.

While we have already demonstrated significant improvement in working capital management, we continue to target further improvements. In the three-year period ending in 2013, free cash flow is expected to be approximately €1.6 billion.

To maintain the efficiency of our balance sheet we plan to recommend to our Board a recapitalisation transaction resulting in the return of capital to shareholders. Further announcements will be made relative to the details and timing of this proposal.

Group Financial Review

	Full year
	2010 € million	2009 € million	% Change
Volume in unit cases (in millions)	2,100.0	2,069.3	1%
Net sales revenue	6,793.6	6,543.6	4%
Cost of goods sold	(4,049.6)	(3,905.5)	4%
Gross profit	2,744.0	2,638.1	4%
Total operating expenses	(2,099.0)	(1,999.3)	5%
Comparable operating expenses(1)	(2,062.3)	(1,987.2)	4%
Operating profit	645.0	638.8	1%
Comparable operating profit (1)	681.7	650.9	5%
Adjusted EBITDA(2)	1,046.6	1,019.3	3%
Comparable Adjusted EBITDA(1),(2)	1,083.6	1,021.2	6%
Net profit attributable to owners of the parent	423.2	399.2	6%
Comparable net profit attributable to owners of the parent(1)	449.7	417.1	8%
Basic earnings per share (in euro)	1.16	1.09	6%
Comparable basic earnings per share (in euro)(1)	1.24	1.14	9%

	Fourth quarter
	2010 € million	2009 € million	% Change
Volume in unit cases (in millions)	480.5	452.3	6%
Net sales revenue	1,494.9	1,393.1	7%
Cost of goods sold	(933.0)	(847.4)	10%
Gross profit	561.9	545.7	3%
Total operating expenses	(517.9)	(482.8)	7%
Comparable operating expenses(1)	(500.7)	(485.4)	3%
Operating profit	44.0	62.9	-30%
Comparable operating profit (1)	61.2	60.3	1%
Adjusted EBITDA(2)	157.6	162.5	-3%
Comparable Adjusted EBITDA(1),(2)	174.7	154.5	13%
Net profit attributable to owners of the parent	20.1	3.1	>100%
Comparable net profit attributable to owners of the parent(1)	32.7	6.2	>100%
Basic earnings per share (in euro)	0.05	—	>100%
Comparable basic earnings per share (in euro)(1)	0.09	0.01	>100%

(1)          Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section above.

(2)          We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, stock option compensation and other non-cash items, if any.

Net sales revenue

Net sales revenue for the full year increased by approximately 4% for 2010 and by 7% for the fourth quarter, driven by volume growth and positive currency impact, partly offset by adverse impact from pricing and category mix. Net sales revenue per unit case increased by 2% in 2010 and by 1% in the fourth quarter of 2010, in each case compared to the respective prior year periods. On a currency-neutral basis, net sales revenue per unit case decreased by 1% in 2010 and by 2% in the fourth quarter of 2010, in each case compared to the respective prior year periods. At a segment level, currency-neutral net sales revenue per unit case in 2010 decreased by approximately 1% and 5% in our established markets and developing markets respectively and increased by approximately 2% in our emerging markets, in each case compared to the respective prior year periods.

Cost of goods sold

Cost of goods sold increased by 4% in the full year of 2010 and by 10% in the fourth quarter, in each case compared to the respective prior year periods.

Group Financial Review (continued)

Cost of goods sold (continued)

Cost of goods sold per unit case increased by 2% during 2010 and by 4% in the fourth quarter of 2010, in each case compared to the respective prior year periods. These increases reflect higher commodity costs and the foreign currency effects of a weaker euro during the current year period, partly offset by improved cost efficiencies in manufacturing and haulage.

Gross profit

Gross profit margins slightly increased from 40.3% in 2009 to 40.4% in 2010 and decreased from 39.2% in the fourth quarter of 2009 to 37.6% in the fourth quarter of 2010. On a per unit case basis, gross profit increased by approximately 2% in 2010 and decreased by 3% in the fourth quarter of 2010, in each case compared to the respective prior year periods. On a currency-neutral basis, gross profit per unit case decreased by 1% in 2010 and by 6% in the fourth quarter of 2010, in each case compared to the respective prior year periods.

Operating expenses

Total comparable operating expenses increased by 4% in 2010 and by 3% in the fourth quarter of 2010, in each case compared to the respective prior year periods. The higher comparable operating expenses in the year reflected an increase in sales costs and the impact of foreign exchange movements.

Operating profit

Comparable operating profit increased by approximately 5% to €682 million in 2010 compared to €651 million in 2009. Comparable operating profit increased by approximately 1% to €61 million in the fourth quarter of 2010 from €60 million in the fourth quarter of 2009, as increased volume and foreign currency benefits were only partly offset by lower pricing and higher commodity costs. The Group’s comparable operating margin remained flat in 2010 and declined by 23 basis points in the fourth quarter of 2010 compared to the respective prior year periods.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for 2010 was approximately 24% compared to 26% in the prior year period. The Group’s effective tax rate varies quarterly based on the mix of taxable profits, non-deductibility of certain expenses, non-taxable income and other one-off tax items across its territories. Included in current tax expense for 2010 is €21 million for the ‘Extraordinary Social Contribution Tax’ in Greece. This tax was enacted during the second quarter of 2010 as part of the country’s austerity measures and was applied retrospectively on net income for the 2009 fiscal year. The amount that was included in 2009 tax expense and that was applied retrospectively on net income for the 2008 fiscal year is €20 million.

Net profit

Comparable net profit attributable to shareholders of Coca-Cola Hellenic for 2010 increased to €450 million compared to €417 million in 2009. In the fourth quarter of 2010, comparable net profit of €33 million was €27 million higher than in the prior year period, reflecting the net impact of increased operating profit and the different timing of the ‘Extraordinary Social Contribution Tax’ charge that impacted the second quarter in 2010 and the fourth quarter in 2009.

Cash flow

Cash flow generated from operating activities decreased by €9 million to €988 million in 2010, compared to €997 million in the prior year period. Free cash flow was €549 million for 2010, compared to €546 million in the prior year.

Capital expenditure

Capital expenditure amounted to €439 million in 2010, compared to €451 million in the prior year period. Such amounts are net of proceeds from the disposal of non-current assets, including principal repayments of finance lease obligations and excluding any insurance receipts in respect of fire damage at the Nigerian operation in 2008.

Supplementary Information

The financial measures Operating Profit, Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated financial statements, as follows:

	Full year
	2010 € million	2009 € million
Profit after tax	434.9	421.6
Tax charged to the income statement	136.9	142.5
Finance costs, net	75.7	72.8
Share of results of equity method investments	(2.5)	1.9
Operating profit	645.0	638.8
Depreciation of property, plant and equipment	387.8	360.7
Amortisation and adjustments to intangible assets	7.1	6.9
Employee share options	6.7	6.4
Losses on available-for-sale financial assets transferred from equity	—	6.5
Adjusted EBITDA	1,046.6	1,019.3
Losses on disposal of non-current assets	13.2	10.5
Decrease in working capital	69.1	56.7
Tax paid	(141.0)	(89.3)
Net cash from operating activities	987.9	997.2

Payments for purchases of property, plant and equipment	(376.2)	(383.9)
Principal repayments of finance lease obligations	(75.2)	(85.3)
Proceeds from disposal of property, plant and equipment	12.0	18.2
Capital expenditure	(439.4)	(451.0)

Net cash from operating activities	987.9	997.2
Capital expenditure	(439.4)	(451.0)
Free cash flow	548.5	546.2

	Fourth quarter
	2010 € million	2009 € million
Profit after tax	22.0	13.2
Tax charged to the income statement	0.8	30.3
Finance costs, net	21.2	15.0
Share of results of equity method investments	—	4.4
Operating profit	44.0	62.9
Depreciation of property, plant and equipment	110.6	95.1
Amortisation and adjustments to intangible assets	1.2	0.5
Employee share options	1.8	1.7
Losses on available-for-sale financial assets transferred from equity	—	2.3
Adjusted EBITDA	157.6	162.5
Losses on disposal of non-current assets	1.7	6.8
(Increase) / decrease in working capital	(28.6)	11.2
Tax paid	(46.4)	(33.9)
Net cash from operating activities	84.3	146.6

Payments for purchases of property, plant and equipment	(164.4)	(100.5)
Principal repayments of finance lease obligations	(19.4)	(20.3)
Proceeds from disposal of property, plant and equipment	5.5	1.1
Capital expenditure	(178.3)	(119.7)

Net cash from operating activities	84.3	146.6
Capital expenditure	(178.3)	(119.7)
Free cash (outflow) /inflow	(94.0)	26.9

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London (LSE: CCB) stock exchange. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the full year and fourth quarter of 2010 financial results on 9 February 2011 at 3:30 pm, Athens time (1:30 pm, London time and 8:30 am, New York time). Interested parties can access the live, audio web cast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2011 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the consolidated financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Condensed consolidated balance sheet (unaudited)

	Note	As at 31 December 2010 € million	As at 31 December 2009 € million
Assets
Intangible assets	4	1,966.9	1,874.1
Property, plant and equipment	4	3,122.9	2,961.3
Other non-current assets		212.1	212.9
Total non-current assets		5,301.9	5,048.3

Inventories		481.7	425.1
Trade and other receivables		1,121.7	1,091.4
Cash and cash equivalents	5	326.1	232.0
Total current assets		1,929.5	1,748.5
Total assets	3	7,231.4	6,796.8

Liabilities
Short-term borrowings	5	535.1	307.0
Other current liabilities		1,501.3	1,335.6
Total current liabilities		2,036.4	1,642.6

Long-term borrowings	5	1,656.4	2,100.6
Other non-current liabilities		442.7	457.7
Total non-current liabilities		2,099.1	2,558.3

Equity
Owners of the parent		2,986.1	2,493.2
Non-controlling interests	11	109,8	102.7
Total equity		3,095.9	2,595.9
Total equity and liabilities		7,231.4	6,796.8

The notes on pages 20 to 28 are an integral part of, and should be read in conjunction with, these condensed consolidated financial statements.

Condensed consolidated income statement (unaudited)

	Note	Year ended 31 December 2010 € million	Year ended 31 December 2009 € million
Net sales revenue	3	6,793.6	6,543.6
Cost of goods sold		(4,049.6)	(3,905.5)
Gross profit		2,744.0	2,638.1

Operating expenses		(2,062.3)	(1,987.2)
Restructuring costs	6	(36.7)	(44.9)
Other items	6	—	32.8
Total operating expenses		(2,099.0)	(1,999.3)

Operating profit	3	645.0	638.8

Finance income		7.4	9.4
Finance costs		(83.1)	(82.2)
Finance costs, net	7	(75.7)	(72.8)
Share of results of equity method investments		2.5	(1.9)
Profit before tax		571.8	564.1

Tax	8	(136.9)	(142.5)
Profit after tax		434.9	421.6

Attributable to:
Owners of the parent		423.2	399.2
Non-controlling interests		11.7	22.4
		434.9	421.6

Basic and diluted earnings per share (€)	9	1.16	1.09

The notes on pages 20 to 28 are an integral part of, and should be read in conjunction with, these condensed consolidated financial statements.

Condensed consolidated statement of comprehensive income (unaudited)

	Year ended 31 December 2010 € million	Year ended 31 December 2009 € million
Profit after tax	434.9	421.6

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains / (losses) during the year	0.5	(0.1)
Valuation (gains) / losses reclassified to profit and loss for the year	(2.8)	6.5
Cash flow hedges:
Amounts of losses during the year	(11.3)	(6.4)
Amounts of losses / (gains) reclassified to profit and loss for the year	2.0	(9.7)
Foreign currency translation	181.5	(79.5)
Share of other comprehensive income of equity method investments	1.4	(0.7)
Income tax relating to components of other comprehensive income	0.3	3.2
Other comprehensive income for the year, net of tax	171.6	(86.7)
Total comprehensive income for the year	606.5	334.9

Attributable to:
Owners of the parent	590.7	315.1
Non-controlling interests	15.8	19.8
	606.5	334.9

The notes on pages 20 to 28 are an integral part of, and should be read in conjunction with, these condensed consolidated financial statements.

Condensed consolidated income statement (unaudited)

	Note	Three months to 31 December 2010 € million	Three months to 31 December 2009 € million
Net sales revenue	3	1,494.9	1,393.1
Cost of goods sold		(933.0)	(847.4)
Gross profit		561.9	545.7

Operating expenses		(500.7)	(485.4)
Restructuring costs	6	(17.2)	(20.2)
Other items	6	—	22.8
Total operating expenses		(517.9)	(482.8)

Operating profit	3	44.0	62.9

Finance income		2.3	2.0
Finance costs		(23.5)	(17.0)
Finance costs, net	7	(21.2)	(15.0)
Share of results of equity method investments		—	(4.4)
Profit before tax		22.8	43.5

Tax	8	(0.8)	(30.3)
Profit after tax		22.0	13.2

Attributable to:
Owners of the parent		20.1	3.1
Non-controlling interests		1.9	10.1
		22.0	13.2

Basic earnings per share (€)	9	0.05	—
Diluted earnings per share (€)	9	0.05	0.01

The notes on pages 20 to 28 are an integral part of, and should be read in conjunction with, these condensed consolidated financial statements.

Condensed consolidated statement of comprehensive income (unaudited)

	Three months to 31 December 2010 € million	Three months to 31 December 2009 € million
Profit after tax for the period	22.0	13.2

Other comprehensive income:
Available-for-sale financial assets:
Valuation losses during the period	—	(0.7)
Valuation losses reclassified to profit and loss for the period	—	2.3
Cash flow hedges:
Amounts of (losses) / gains during the period	(1.2)	4.2
Amounts of losses reclassified to profit and loss for the period	0.9	0.3
Foreign currency translation	58.7	11.4
Share of other comprehensive income of equity method investments	0.6	0.2
Income tax relating to components of other comprehensive income	—	(1.0)
Other comprehensive income for the period, net of tax	59.0	16.7
Total comprehensive income for the period	81.0	29.9

Attributable to:
Owners of the parent	77.2	19.5
Non-controlling interests	3.8	10.4
	81.0	29.9

The notes on pages 20 to 28 are an integral part of, and should be read in conjunction with, these condensed consolidated financial statements.

Condensed consolidated statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2009	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation:
Options	—	—	—	—	6.4	—	6.4	—	6.4
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses relating to the share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	2.2	(2.2)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(7.2)	(68.6)
Total comprehensive income for the year, net of tax(1)	—	—	—	(77.6)	(6.5)	399.2	315.1	19.8	334.9
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9
Shares issued to employees exercising stock options	0.3	5.4	—	—	—	—	5.7	—	5.7
Share-based compensation:
Options	—	—	—	—	6.7	—	6.7	—	6.7
Movement in treasury shares	—	—	—	—	0.2	—	0.2	—	0.2
Shares repurchased	—	—	(42.3)	—	—	—	(42.3)	—	(42.3)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.1	—	(1.1)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Purchase of shares from non-controlling interests	—	—	—	—	—	—	—	(3.7)	(3.7)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(5.0)	(73.1)
Total comprehensive income for the year, net of tax(2)	—	—	—	178.8	(11.3)	423.2	590.7	15.8	606.5
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,494.8	2,986.1	109.8	3,095.9

(1)          The amount included in the exchange equalisation reserve of 77.6 million loss for 2009 represents the exchange loss attributed to the owners of the parent of €76.9 million plus the share of equity method investments of €0.7 million loss.

The amount included in other reserves of €6.5 million loss for 2009 represents losses on cash flow hedges of €16.1 million (of which €6.4 million represents losses for the year and €9.7 million represents revaluation gains reclassified to profit and loss for the year), gains on valuation of available-for-sale financial assets of €6.4 million (of which €0.1 million represents revaluation losses for the year and €6.5 million represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €3.2 million income.

The amount of €19.8 million income included in non-controlling interests for 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €2.6 million loss and in the retained earnings of €22.4 million income.

(2)          The amount included in the exchange equalisation reserve of €178.8 million gain for 2010 represents the exchange gain attributed to the owners of the parent of €177.4 million plus the share of equity method investments of €1.4 million gain.

The amount included in other reserves of €11.3 million loss for the full year of 2010 consists of losses on valuation of available-for-sale financial assets of €2.3 million (of which €0.5  million represents revaluation gains for the year and €2.8 million represents revaluation gains reclassified to profit and loss for the year), losses on cash flow hedges of €9.3 million (of which €11.3 million represents revaluation losses for the year and €2.0 million represents revaluation losses reclassified to profit and loss for the year ) and the deferred income tax credit thereof amounting to €0.3 million.

The amount included in non-controlling interests of €15.8 million income for the full year of 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €4.1 million gain and in the retained earnings of €11.7 million income.

The notes on pages 20 to 28 are an integral part of, and should be read in conjunction with, these condensed consolidated financial statements.

Condensed consolidated cash flow statement (unaudited)

	Note	Year ended 31 December 2010 € million	Year ended 31 December 2009 € million
Operating activities
Profit after tax		434.9	421.6
Finance costs, net	7	75.7	72.8
Share of results of equity method investments		(2.5)	1.9
Tax charged to the income statement		136.9	142.5
Depreciation of property, plant and equipment	4	387.8	360.7
Employee share options		6.7	6.4
Amortisation and adjustments to intangible assets	4	7.1	6.9
Losses on available-for-sale financial assets transferred from equity		—	6.5
		1,046.6	1,019.3

Losses on disposal of non-current assets		13.2	10.5
(Increase) / decrease in inventories		(41.4)	39.1
(Increase) / decrease in trade and other receivables		(24.0)	30.1
Increase / (decrease) in trade and other payables		134.5	(12.5)
Tax paid		(141.0)	(89.3)
Net cash from operating activities		987.9	997.2

Investing activities
Payments for purchases of property, plant and equipment		(376.2)	(383.9)
Payments for purchases of intangible assets		(15.8)	(0.5)
Proceeds from disposal of property, plant and equipment		12.0	18.2
Net receipts from / (payments for) investments		7.2	(4.7)
Interest received		7.3	10.5
Net receipts from acquisitions		—	17.5
Net cash used in investing activities		(365.5)	(342.9)

Financing activities
Return of capital to shareholders		—	(546.3)
Payments of expenses related to the share capital increase		—	(6.0)
Share buy-back payments		(42.3)	(16.6)
Proceeds from shares issued to employees exercising stock options		5.7	1.8
Dividends paid to owners of the parent and non-controlling interests		(109.0)	(107.6)
Purchase of shares from non-controlling interests		(3.7)	—
Net decrease in borrowings		(263.9)	(308.2)
Principal repayments of finance lease obligations		(75.2)	(85.3)
Proceeds from sale of interest rate swap contracts attributable to fair value	7	33.0	—
Interest paid		(72.3)	(75.1)
Net cash used in financing activities		(527.7)	(1,143.3)

Increase / (decrease) in cash and cash equivalents		94.7	(489.0)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		232.0	724.6
Increase / (decrease) in cash and cash equivalents		94.7	(489.0)
Effect of changes in exchange rates		(0.6)	(3.6)
Cash and cash equivalents at 31 December	5	326.1	232.0

The notes on pages 20 to 28 are an integral part of, and should be read in conjunction with, these condensed consolidated financial statements.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2009, except for the following new or revised accounting standards and interpretations that have been implemented in 2010: International Financial Reporting Standard (‘IFRS’) 3, Business Combinations; IFRS 8, Operating Segments; International Accounting Standard (‘IAS’) 27, Consolidated and Separate Financial Statements; IAS 36, Impairment of Assets; IAS 38, Intangible Assets; International Financial Reporting Interpretations Committee (‘IFRIC’) Interpretation 17, Distribution of Non-cash Assets to Owners. None of these new or revised accounting standards and interpretations had a material impact on the current or prior periods.

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however the differences have no impact on the Group’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements should be read in conjunction with the 2009 annual financial statements, which include a full description of the Group’s accounting policies.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	31 December	31 December	31 December	31 December
	2010	2009	2010	2009
US dollar	1.32	1.40	1.31	1.44
UK sterling	0.85	0.89	0.85	0.90
Polish zloty	4.01	4.34	3.99	4.15
Nigerian naira	196.41	206.76	196.01	213.71
Hungarian forint	276.38	279.86	279.30	272.70
Swiss franc	1.38	1.51	1.25	1.49
Russian rouble	40.11	44.18	39.95	43.33
Romanian leu	4.22	4.23	4.29	4.21
Ukrainian hryvnia	10.49	10.92	10.50	11.47

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.                                      Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s reporting segments is as follows:

	Three months ended		Year ended
	31 December 2010	31 December 2009	31 December 2010	31 December 2009
Volume in unit cases (million)
Established countries	165.3	162.9	718.2	743.2
Developing countries	90.9	84.0	391.7	388.3
Emerging countries	224.3	205.4	990.1	937.8
Total volume	480.5	452.3	2,100.0	2,069.3
Net sales revenue (€ million)
Established countries	632.7	634.2	2,834.6	2,927.8
Developing countries	251.3	237.9	1,140.0	1,149.1
Emerging countries	610.9	521.0	2,819.0	2,466.7
Total net sales revenue	1,494.9	1,393.1	6,793.6	6,543.6
Adjusted EBITDA (€ million)
Established countries	54.9	59.7	404.6	425.7
Developing countries	30.4	26.8	163.9	165.0
Emerging countries	72.3	76.0	478.1	428.6
Total Adjusted EBITDA	157.6	162.5	1,046.6	1,019.3
Operating profit (€ million)
Established countries	17.6	27.4	265.5	297.6
Developing countries	9.0	2.8	89.2	86.3
Emerging countries	17.4	32.7	290.3	254.9
Total operating profit	44.0	62.9	645.0	638.8
Reconciling items (€ million)
Finance costs, net	(21.2)	(15.0)	(75.7)	(72.8)
Share of results of equity method investments	—	(4.4)	2.5	(1.9)
Tax	(0.8)	(30.3)	(136.9)	(142.5)
Non-controlling interests	(1.9)	(10.1)	(11.7)	(22.4)
Profit after tax attributable to owners of the parent	20.1	3.1	423.2	399.2

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

3.                          Segmental analysis (continued)

	As at
	31 December 2010	31 December 2009
Total assets (€ million)
Established	3,657.3	3,512.1
Developing	1,026.8	1,059.1
Emerging	2,570.0	2,421.2
Corporate and inter-segment receivables	(22.7)	(195.6)
Total assets	7,231.4	6,796.8

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2010	2,961.3	1,874.1
Additions	445.3	27.7
Disposals	(7.6)	(0.9)
Reclassified from assets held for sale	0.4	—
Classified to assets held for sale	(1.2)	—
Depreciation / amortisation	(387.8)	(7.1)
Foreign exchange differences	112.5	73.1
Closing net book value as at 31 December 2010	3,122.9	1,966.9

5.                          Net debt

	As at
	31 December 2010 € million	31 December 2009 € million
Long-term borrowings	1,656.4	2,100.6
Short-term borrowings	535.1	307.0
Cash and cash equivalents	(326.1)	(232.0)
Net debt	1,865.4	2,175.6

The Group’s net debt position improved by €310.2 million compared to 31 December 2009, mainly due to the strong cash flow generation. Long-term borrowings decreased by €444.2 million largely due to the classification of the Group’s €500.0 million bond, which matures on 15 July 2011, as short-term borrowings. As a result of the successful completion of the tender offer for this bond in December 2010, only €301 million in short-term borrowings remain outstanding. The Group’s cash and cash equivalents increased by €94.1 million during the period.

On 7 July 2010, Standard & Poor’s Ratings Services affirmed Coca-Cola Hellenic’s “A” long-term and “A-1” short-term corporate credit ratings and stable outlook. The long-term rating of the Company’s senior unsecured debt was downgraded to “A-” on 16 November 2010. The corporate credit ratings by Moody’s remained unchanged over the period, i.e. “A3” long-term, “P2” short-term and stable outlook.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

6.                          Restructuring costs and other items

Restructuring costs amounted to €36.7 million before tax in the full year of 2010 and €17.2 million before tax in the fourth quarter of 2010. The Group recorded €25.7 million, €2.3 million and €8.7 million of restructuring charges in its established, developing and emerging markets respectively, during 2010. For the fourth quarter of 2010, the Group recorded €13.3 million, €0.7 million and €3.2 million of restructuring charges in its established, developing and emerging markets respectively. Restructuring costs amounted to €44.9 million before tax in 2009 and €20.2 million before tax in the fourth quarter of 2009. The Group recorded €29.9 million, €10.8 million and €4.2 million of restructuring charges in its established, developing and emerging markets, respectively, during 2009, of which €9.6 million, €9.5 million and €1.1 million were recorded in the fourth quarter.

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Group has a 66% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totalling €15.8 million. During the full year of 2009, €32.8 million was received from the Company’s insurers, of which €22.8 million was received in the fourth quarter of 2009 (nil for the full year of 2010).

7.                            Finance costs, net

	Year ended
	31 December 2010 € million	31 December 2009 € million
Interest expense	82.7	78.5
Net foreign exchange losses	0.4	3.7
Interest income	(7.4)	(9.4)
Finance costs, net	75.7	72.8

	Three months ended
	31 December 2010 € million	31 December 2009 € million
Interest expense	23.3	17.0
Net foreign exchange losses	0.2	—
Interest income	(2.3)	(2.0)
Finance costs, net	21.2	15.0

During 2010, Coca-Cola Hellenic adjusted its interest rate profile to reduce exposure to fluctuations in Euribor and hence stabilize future interest expense. This was executed by restructuring the interest rate terms of outstanding cross-currency swap contracts relating to the $900 million US dollar bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million. This has been the main factor that caused the €2.9 million increase in net finance cost in 2010, when compared to 2009, despite lower average borrowing levels during 2010.

As a result of unwinding the interest rate swap contracts, Coca-Cola Hellenic received €48.5 million, of which €15.5 million related to accumulated net interest receivable and €33.0 million related to the fair value of the interest rate swap contracts.

During the fourth quarter of 2010, net finance costs were higher by €6.2 million in comparison to the prior year period, partly due to the fixing of interest rates undertaken earlier in 2010, and partly due to the net impact of the tender offer for the €500 million bond maturing in 2011.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

8.                            Tax

The Group’s effective tax rate for 2010 may differ from the Greek statutory tax rate of 24% as a consequence of a number of factors, the most significant of which are:  the statutory tax rates of the countries in which the Group operates, non-deductibility of certain expenses, non-taxable income and one off tax items.

On 6 May 2010, the Greek Government enacted the ‘Extraordinary Social Contribution Tax’ (Law Nr 3845/2010). According to article 5, the ‘Extraordinary Social Contribution Tax’ was applied retrospectively on net income for the fiscal year ended 31 December 2009. The amount of such ‘Extraordinary Social Contribution Tax’ applicable to 2009 is €21.2 million and this amount was recorded as current tax expense in the second quarter of 2010.

9.                            Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (2010 full year: 363,320,142, 2010 fourth quarter: 362,598,178, 2009 full year: 364,868,713, 2009 fourth quarter: 364,290,316). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares that could result from the exercise of employee stock options.

10.                     Share capital

During 2009, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 5,751 and 131,227 new ordinary shares, as announced on 28 August and 23 November 2009 respectively, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan. Total proceeds from the issue of the shares were €1.8 million.

During 2010, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares, as announced on 26 February 2010, 17 May 2010, 24 August 2010 and 25 November 2010 respectively. Total proceeds from the issue of the shares were €5.7 million.

At 31 December 2010, the share capital amounts to €183.1 million and is comprised of 366,136,440 shares with a nominal value of €0.50 each.

Recapitalisation (Capital return)

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of approximately €548.1 million to its shareholders, i.e. €1.50 per share. At the Extraordinary General Meeting held on 16 October 2009, shareholders approved an increase of Coca-Cola Hellenic’s share capital by €548.1 million, through the capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

10.    Share capital (continued)

At the same Extraordinary General Meeting, the shareholders also approved the decrease of Coca-Cola Hellenic’s share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, Coca-Cola Hellenic realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

Share buy-back programme

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to article 16 of Codified Law 2190/1920. Based on Coca-Cola Hellenic’s capitalisation at that time, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share and may only be undertaken until 26 April 2011.

Applicable law does not require any actual use of such approved share buy-back programmes. Coca-Cola Hellenic may therefore, at its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds.

Treasury shares

As at 31 December 2010, the Company held 3,430,135 treasury shares, which had been purchased pursuant to the share buy-back programme, with a value of €57.2 million. Consequently, the number of issued shares in circulation was 362,706,305 as at 31 December 2010. No additional shares were subsequently purchased up to 9 February 2011.

11.   Non-controlling interests

On 25 June 2010, the Group initiated a tender offer to purchase all remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zenum (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 90.9%. Subsequently, the Group has made additional purchases in the market bringing its stake in CCH Serbia to 91.2% as at 31 December 2010.

On December 14, 2010 the board of directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) announced a proposed scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC, such that it would become a wholly-owned subsidiary of the Group. The Group currently owns 66.4% of the total share capital of NBC. The transaction is subject to final approval by the board of directors and a general meeting of shareholders of NBC. If approved, this transaction is expected to be completed during the second quarter of 2011, at which time NBC would be de-listed from the Nigerian Stock Exchange. The value of this transaction is approximately €94 million and it will result in cost savings, reduce complexity and allow NBC to fully leverage the financial strength and resources of the Group.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

12.       Dividends

The shareholders approved a dividend of €0.30 per share (totalling €109.7 million, based on the number of shares outstanding as at 31 December 2009) for the year ended 31 December 2009, at the Annual General Meeting of Shareholders that was held on 21 June 2010.

An amount equal to €41.6 million of the total dividend was accrued as of 31 December 2009, as a statutory minimum dividend in accordance with the Greek corporate legislation. The remaining €68.1 million is recorded as an appropriation of retained earnings in shareholders’ equity for the second quarter of 2010. This 2009 dividend is subject to a 10% withholding tax in accordance with article 18 of Law Nr 3697/2008. The dividend payment commenced on 1 July 2010 with a net amount paid through 31 December 2010 of €102.0 million.

The reported net results of the parent company’s statutory accounts do not require a 2010 statutory minimum annual dividend payment. As a result the Group has not recorded a dividend liability in respect of 2010.

13.       Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9 million for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending these assets free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine by €2.8 million was recognised in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. The cases are still pending before the Supreme Administrative Court of Greece.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7 million. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the Company’s Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. The authority published an invitation for comments by third parties. At present, it is not possible to predict the final outcome of this investigation or quantify the likelihood or materiality of any potential liability arising from it.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

13.    Contingencies (continued)

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

14.       Employee numbers

The average number of full-time equivalent employees in 2010 was 42,505 (44,231 for 2009).

15.       Related party transactions

a) The Coca-Cola Company

As at 31 December 2010, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC’) indirectly owned 23.3% (2009: 23.3%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC during the full year and the fourth quarter of 2010 amounted to €1,372.9 million and €296.5 million respectively (€1,283.6 million and €267.4 million in the respective prior year periods). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €60.8 million and €25.0 million respectively (€56.9 million and €22.5 million in the respective prior year periods). During the year, the Group purchased franchise rights of €4.4 million (2009: nil) and received €4.9 million (2009: nil) from the sale of available-for-sale financial assets to TCCC.

In the full year and the fourth quarter of 2010, the Group did not record any gain or loss from sales of items of property, plant and equipment to TCCC (€0.2 million gain and €0.3 million loss in the respective prior year periods). During the full year and the fourth quarter of 2010, the Group sold €19.0 million and €5.9 million of finished goods and raw materials to TCCC (€20.5 million and €5.8 million in the respective prior year periods), while other income from TCCC was €31.9 million and €6.6 million respectively (€19.4 million and €3.8 million in the respective prior year periods). There were no other expenses incurred in the full year and fourth quarter of 2010 (€1.5 million and nil in the respective prior year periods).

As at 31 December 2010, the Group had a total amount of €53.8 million (€64.2 million as at 31 December 2009) due from TCCC, and had a total amount of €166.0 million (€125.1 million as at 31 December 2009) due to TCCC.

Selected explanatory notes to the condensed consolidated financial statements (unaudited)

15.    Related party transactions (continued)

b) Kar-Tess Holding S.A.

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 44% (2009: 44%) ownership by the parent of Kar-Tess Holding S.A., which as at 31 December 2010 owned 23.3% (2009: 29.5%) of the issued share capital of Coca-Cola Hellenic.

During the full year and the fourth quarter of 2010, the Group made purchases of €101.0 million and €10.1 million respectively (€58.8 million and €10.9 million in the respective prior year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €5.7 million and €2.2 million respectively (€5.3 million and €1.3 million in the respective prior year periods). Other income from Frigoglass during the full year and the fourth quarter of 2010 was €0.5 million and €0.2 million respectively (€0.7 million and €0.2 million in the respective prior year periods). As at 31 December 2010, Coca-Cola Hellenic owed €13.9 million (€3.6 million as at 31 December 2009) to Frigoglass, and was owed €1.2 million (€4.7 million as at 31 December 2009) by Frigoglass.

Other disclosures

On December 6, 2010 Kar-Tess Holding S.A. transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its wholly owned subsidiaries under the trade names “Sammy LLC”, “Lucky 70 LLC”, “Zoe 20 LLC”, “Kooky LLC”, “Utopia Business Company Ltd.”, “Harmonia Commercial S.A.”, “Ice Cold Holdings Limited” and “Red & White Holdings Limited” to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.  Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

c) Other related parties

During the full year and the fourth quarter of 2010, the Group purchased €102.1 million and €19.5 million of raw materials and finished goods (€82.1 million and €6.3 million in the respective prior year periods) and fixed assets of €0.3 million from other related parties for the full year and €0.2 million for the fourth quarter of 2010 (€0.6 million and nil in the respective prior year periods). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.8 million and nil for the full year and the fourth quarter of 2010 (€0.5 million and €0.2 million in the respective prior year periods). During the full year and the fourth quarter of 2010, the Group sold €1.3 million and €0.2 million, respectively, of finished goods to other related parties (nil in the respective prior year periods).  Furthermore, during the full year and the fourth quarter of 2010, the Group incurred other expenses of €3.2 million and €1.7 million respectively (€4.0 million and €0.8 million in the respective prior year periods) and recorded other income of €1.7 million in the full year and €1.1 million in the fourth quarter of 2010 from other related parties (€0.7 million and €0.3 million in the respective prior year periods). As at 31 December 2010, the Group owed €5.8 million (€4.5 million as at 31 December 2009) to, and was owed €3.1 million (€1.8 million as at 31 December 2009) by other related parties.

There were no transactions between Coca-Cola Hellenic and its directors and senior management except for remuneration for the period ended 31 December 2010.

There were no other significant transactions with related parties for the period ended 31 December 2010.

Volume by country for 2010, 2009 and 2008

Million unit cases	2010	2009	% change 2010 vs 2009	2008	% change 2009 vs 2008

Established Markets
Austria	76.9	77.2	—	82.7	- 7%
Cyprus	16.1	17.3	- 7%	17.3	—
Greece	143.0	161.5	- 11%	163.4	- 1%
Italy	323.0	330.3	- 2%	268.4	+ 23%
Republic of Ireland and Northern Ireland	75.2	76.5	- 2%	79.8	- 4%
Switzerland	84.0	80.4	+ 4%	80.5	—
Total	718.2	743.2	- 3%	692.1	+ 7%

Developing Markets
Baltics	21.5	21.4	—	27.6	- 22%
Croatia	27.3	28.4	- 4%	30.0	- 5%
Czech Republic	58.2	54.3	+ 7%	56.7	- 4%
Hungary	85.1	87.3	- 3%	91.8	- 5%
Poland	168.6	167.7	+ 1%	171.4	- 2%
Slovakia	24.2	22.5	+ 8%	22.4	—
Slovenia	6.8	6.7	+ 1%	6.7	—
Total	391.7	388.3	+ 1%	406.6	- 5%

Emerging Markets
Armenia	6.4	5.8	+ 10%	6.5	- 11%
Belarus	24.4	19.6	+ 24%	20.7	- 5%
Bosnia and Herzegovina	16.6	17.1	- 3%	16.6	+ 3%
Bulgaria	58.4	64.2	- 9%	71.4	- 10%
FYROM	8.6	8.8	- 2%	9.3	- 5%
Moldova	4.8	4.4	+ 9%	5.9	- 25%
Nigeria	183.9	175.8	+ 5%	165.9	+ 6%
Romania	167.8	174.1	- 4%	198.0	- 12%
Russia	341.0	299.7	+ 14%	346.2	- 13%
Serbia and Montenegro	76.3	74.6	+ 2%	75.5	- 1%
Ukraine	101.9	93.7	+ 9%	100.8	- 7%
Total	990.1	937.8	+ 6%	1,016.8	- 8%

Total Coca-Cola Hellenic	2,100.0	2,069.3	+ 1%	2,115.5	- 2%

Coca-Cola Hellenic Bottling Company S.A.

announces the Financial Calendar of 2011

Athens, Greece — February 9th, 2011 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today the Financial Calendar of 2011 according to article 4.1.4.3.1 of the Athens Exchange Regulation:

Wednesday February 9th, 2011 — Conference call with financial analysts on Full Year 2010 Financial results

Tuesday March 29th, 2011 - Publication of Audited Full Year 2010 Financial Results

Friday May 6th, 2011 - Annual General Meeting of Shareholders

The Greek tax legislation on dividends enacted in 2010, did not allow for a tax efficient way of returning value to shareholders. As a result, we did not repatriate foreign dividends to enable us to pay a 2010 annual dividend.

To maintain the efficiency of our balance sheet we plan to recommend to our Board a recapitalisation transaction resulting in the return of capital to shareholders. Further announcements will be made relative to the details and timing of this proposal.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the publication of prospectus relating to the EUR 2,000,000,000

Euro Medium Term Note Programme

Athens, Greece — 11 February 2011 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 10 February 2011 relating to the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor.

The Base Prospectus approval relates to the ordinary course annual update of the €2,000,000,000 Euro Medium Term Note Programme and not to any issuance of notes thereunder.

To view the full text of the February 10 supplementary prospectus, please paste the following URL into the address bar of your browser:

http://www.coca-colahellenic.com/investorrelations/Debtholders/Fundingsources/

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the successful tap of the existing EUR 300,000,000 2016 Notes

Athens, Greece — 28 February 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic” and, together with its subsidiaries, “the Group”) announced today a successful offering by Coca-Cola HBC Finance B.V. (the “Issuer”) of an additional EUR 300,000,000 4.25% Fixed Rate Notes due 16 November 2016 and guaranteed by Coca-Cola Hellenic (the “New Notes”).  The New Notes shall be consolidated and form a single series with the existing EUR 300,000,000 4.25% Fixed Rate Notes due 16 November 2016 issued on 16 November 2009 (the “Existing Notes”).

The New Notes will bring the total outstanding amount of the series to EUR 600,000,000. The issue was significantly oversubscribed and has been placed with a diversified investor base. The price for the orders was EUR 100.436, which represents a yield of 4.159%. The proceeds of the issue of the New Notes will be used to repay the outstanding balance of the EUR 500,000,000 4.375 per cent. Fixed Rate Guaranteed Notes issued by the Issuer and guaranteed by Coca-Cola Hellenic, which mature on 15 July 2011, and thereby extend the Group’s overall debt maturity profile.

The transaction is expected to settle on 2 March 2011.  The New Notes are expected to be admitted to the Official List of the Financial Services Authority of the United Kingdom and to trading on the Regulated Market of the London Stock Exchange plc.

Coca-Cola Hellenic is rated A (stable) by Standard & Poor’s and A3 (stable) by Moody’s Investor Services. Deutsche Bank, Bank of America Merrill Lynch and The Royal Bank of Scotland acted as joint lead managers of the issue.

ENQUIRIES

Eleni Tsigka Treasury Finance Manager	0030 210 618 3222 e-mail: eleni.tsigka@cchellenic.com

Bart Jansen Director of Treasury & Risk Management	0030 210 618 3123 e-mail: bart.jansen@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Athens, Greece — 9 March 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in February 2011 of stock options by employees (and former employees) of the Company and its affiliated companies pursuant to stock option plans approved by General Meetings of the Company. The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1. The offering was made to 71 employees of the Group (50 of which are former employees or employees of the Company’s foreign affiliates). Out of those employees, 18 persons (out of which 14 are former employees or employees of the Company’s foreign affiliates) exercised stock options by written notice to the Company’s Board of Directors. The offering was made with respect to an aggregate of 5,001,036 new ordinary shares of the Company, of a nominal value of EUR 0.50 each, out of which 354,512 options were actually exercised and an equal number of shares were issued.

2. The total number of stock options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 18,861,711. Out of these options, 8,405,350 are currently in force (i.e. they have neither been exercised nor forfeited), of which 4,646,524 options have already vested and the others will vest in stages until December 8, 2020.

3. The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	12.08		8.05		6.55		0	0.00
2.	22.11.2001	13.12.2001	14.53		9.69		8.19		29,100	238,329
3.	06.06.2003	23.06.2003	12.95		8.63		7.13		0	0.00
4.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		23,750	229,662.50
5.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		12,750	139,230
6.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		65,753	922,514.59
7.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0	0.00
8.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		15,000	207,750
9.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		0	0.00
10.	17.06.2005	13.12.2007	—		28.75	**	27.25		0	0.00
11.	17.06.2005	20.06.2008	—		24.54	**	23.04		0	0.00
12.	17.06.2005	11.12.2008	—		11.36	**	9.86		139,161	1,372,127.46
13.	18.06.2009	10.12.2009	—		—		16.54	***	68,998	1,141,226.92
14.	18.06.2009	18.3.2010	—		—		20.00	***	0	0.00
15.	18.06.2009	09.12.2010	—		—		20.15	***	0	0.00
Total:									354,512	4,250,840.47

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting dated 16.10.2009 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

4.   The payment of the share capital increase of the Company was completed on 14 February 2011 and was certified by virtue of a decision of the Company’s Board of Directors dated 21 February 2011. The Ministry of Regional Development and Competitiveness proceeded, to the registration of the share capital increase and the certification of its payment with the Companies Registry (Decision number K2-1964/4.3.2011).

5.   The share capital of the Company was increased by EUR 177,256 whereas the share premium account was increased by EUR 4,073,584.47. As a result, the share capital of the Company amounts to EUR 183,245,476 and is divided into 366,490,952 ordinary shares of a nominal value of EUR 0.50 each.

6.   The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Stock Exchange.

The person responsible for the accuracy of the information related to the Stock Option Plan is Mr. Vassilis Fragoulis, Group Compensation and Benefits Manager, tel.: +30 210 61 83 312. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Fragoklissias Street, Maroussi) and in electronic form from the Company’s website
(www.coca-colahellenic.com), as well as on the website of the Athens Exchange www.ase.gr.

INQUIRIES:
Company contacts:
Coca-Cola Hellenic
Oya Gur	Tel: +30 210 61 83 255
Investor Relations Director	email : oya.gur@cchellenic.com
FOR ELEMENTS OF THE STOCK OPTION PLAN
Vassilis Fragoulis	Tel: +30 210 61 83 312
Group Compensation and Benefits Manager	email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.
announces trading date of new ordinary shares resulting
from exercise of stock options

Maroussi, Greece — 16 March 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of 18 March 2011, a total of 354,512 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to €177,256 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €183,245,476 divided into 366,490,952 shares with a nominal value of €0.50 each.

The new 354,512 shares have been distributed to a total of 18 option holders as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	12.08		8.05		6.55		0	0.00
2.	22.11.2001	13.12.2001	14.53		9.69		8.19		29,100	238,329
3.	06.06.2003	23.06.2003	12.95		8.63		7.13		0	0.00
4.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		23,750	229,662.50
5.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		12,750	139,230
6.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		65,753	922,514.59
7.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0	0.00
8.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		15,000	207,750
9.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		0	0.00
10.	17.06.2005	13.12.2007	—		28.75	**	27.25		0	0.00
11.	17.06.2005	20.06.2008	—		24.54	**	23.04		0	0.00
12.	17.06.2005	11.12.2008	—		11.36	**	9.86		139,161	1,372,127.46
13.	18.06.2009	10.12.2009	—		—		16.54	***	68,998	1,141,226.92
14.	18.06.2009	18.3.2010	—		—		20.00	***	0	0.00
15.	18.06.2009	09.12.2010	—		—		20.15	***	0	0.00
Total:									354,512	4,250,840.47

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General meeting dated 16.10.2009 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on 21 February 2011, in accordance with the resolutions of the General Meetings listed above. The Ministry of Regional Development and Competitiveness approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcement no. K2-1964/4.3.2011.

The Board of Directors of the Athens Exchange approved on 15 March 2011 the commencement of trading of the 354,512 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 18 March 2011. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com, as well as on the website of Athens Exchange www.ase.gr

INQUIRIES:
Company contacts:
Coca-Cola Hellenic
Oya Gur	Tel: +30 210 61 83 255
Investor Relation Director	email : oya.gur@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN	Tel: +30 210 61 83 312
Vassilis Fragoulis	email: vassilis.fragoulis@cchellenic.com
Group Compensation and Benefits Manager

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces senior leadership succession

Athens, Greece — 17 March 2011 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Group) announced that its Board of Directors has appointed Dimitris Lois to succeed Doros Constantinou who will be retiring as the Group’s Chief Executive Officer later this year. To ensure a seamless transition the appointment will take effect in the third quarter of 2011.

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented “The opportunity to lead Coca-Cola Hellenic has been a privilege and I am grateful to the Board for the confidence they have placed in me. We have accomplished a great deal over the past eight years and I am convinced that Coca-Cola Hellenic has a strong leadership team and the right strategy for future sustainable growth. As I move to the next phase of my life, I am pleased that we have a solid succession plan in place. I am certain that Dimitris is prepared for the transition in responsibilities and that his proven leadership, deep knowledge of the business, passion for operational excellence and focus on people development will lead Coca-Cola Hellenic to continued success. I will continue to work alongside Dimitris and our senior leadership team over the next few months to ensure a smooth transition.”

George David, Chairman of Coca-Cola Hellenic, commented: “On behalf of the entire Board I would like to thank Doros for his outstanding leadership and his significant contribution to making Coca-Cola Hellenic what it is today. Above all, he has built a very strong team that will continue to lead this business to greater success. We are very pleased to be able to appoint a successor of Dimitris’s caliber from within our deep talent pool. Dimitris has demonstrated that he possesses the vision, experience and dedication to lead Coca-Cola Hellenic to a great future.”

Mr. Lois joined Coca-Cola Hellenic in March 2007. In June 2007, he was appointed Region Director with responsibility for several of Coca-Cola Hellenic’s key markets including Bulgaria, Cyprus, Greece, Moldova, Nigeria and Romania. In July of 2009 Mr Lois was appointed Chief Operating Officer for all of Coca-Cola Hellenic’s countries with all of the Group’s Region Directors reporting directly to him. As COO he has overseen a number of significant achievements including growing market shares, driving working capital improvements, focusing our operations on significant cost optimizations and successfully deploying the Group’s SAP WAVE 2 platform.

Prior to joining Coca-Cola Hellenic, Mr. Lois held various senior management positions with Frigoglass S.A. for 10 years, becoming Managing Director in 2003. Under his leadership, Frigoglass became the world leader in providing Ice-Cold Merchandising solutions, primarily for the beverage industry, by extending its geographical footprint to 16 countries, expanding its customer base and consolidating its core strengths.

Mr. Lois is a Greek citizen and holds degrees in Chemical Engineering from the Illinois Institute of Technology and Northeastern University.

ENQUIRIES

Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email : oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic announces proposal for a

capital return of €0.50 per share

Athens, Greece — 18 March 2011 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces a proposed capital return to its shareholders of € 0.50 per share. The proposed transaction is expected to be financed from the cash position of the Company and is subject to shareholder and regulatory approval. The proposed capital return is expected to be paid out on June 21, 2011 with a record date (the date at which registered shareholders will qualify for the return of capital) on June 15, 2011.

Coca-Cola Hellenic’s Board of Directors endorsed the plan in its meeting on March 16, 2011 and believes the proposed recapitalisation is appropriate for the following key reasons:

•                  The long-term potential of Coca-Cola Hellenic’s business

•                  The positive view of Coca-Cola Hellenic’s long-term cash flow generation

•                  The need to opimise the Company’s balance sheet

As previously announced Coca-Cola Hellenic’s Annual General Meeting will be held on May 6th, 2011 where the proposal will be presented to shareholders. The proposal comprises the increase in the par value of the Company’s shares by a larger amount of approximately €544 million through a recapitalization of reserves. Subsequently, a capital return of approximately €181million, or €0.50 per share, would be paid to its shareholders,

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented, “The proposed transaction will provide value to our shareholders and the Company will benefit from a more efficient and flexible capital structure.

The focused execution of our strategy enables us to be confident with regards to our future cash flow generation. We do not expect the transaction to have a material impact on our key financial ratios. Indeed, following this transaction, we believe that Coca-Cola Hellenic will continue to maintain sufficient financial flexibility to pursue attractive growth opportunities that may arise.”

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces revised 2011 Financial Calendar

Athens, Greece — 18 March, 2011 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today a revised Financial Calendar of 2011 according to article 4.1.4.3.1 of the Athens Exchange Regulation:

Wednesday February 9th, 2011 — Conference call with financial analysts on Full Year 2010 Financial results

Tuesday March 29th, 2011 — Publication of Audited Full Year 2010 Financial Results

Friday May 6th, 2011 — Annual General Meeting of Shareholders

Friday, June 10th, 2011 — Ex-capital return date

Wednesday, June 15th, 2011 — Date of determination of capital return beneficiaries (Record date)

Tuesday, June 21st, 2011 — Capital return payment date

ENQUIRIES

Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email : oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announced today filings with the U.S. Securities and Exchange Commission and Hellenic Capital Market Commission

Athens, Greece — 29 March 2011 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, “Company”) announced today the filing with the United States Securities and Exchange Commission (“SEC”) of its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “20-F”). Coca-Cola Hellenic also announced the filing with the Hellenic Capital Market Commission of its Statutory Annual Report for 2010, in accordance with paragraph 4 of Law 3556/2007.

The 20-F is available on the SEC’s website at http://www.sec.gov as well as on the Company’s website at http://www.coca-colahellenic.com. The Statutory Annual Report is available on the Athens Exchange website at www.ase.gr and on the Company’s website at http://www.coca-colahellenic.com. The Company will make available, upon the request of any interested shareholder, a hard copy of the 20-F and/or the Statutory Annual Report free of charge.

The 20-F includes the opinions of the Company’s management and of its independent auditors, PricewaterhouseCoopers S.A., on the effectiveness of Coca-Cola Hellenic’s internal controls over financial reporting pursuant to the requirements and standards of Article 404 of the Sarbanes-Oxley Act. Its independent auditors have also issued a report on the Company’s IFRS financial statements. Coca-Cola Hellenic is pleased to announce that its management has concluded that the Company’s internal controls over financial reporting were in all material respects effective as at December 31, 2010.

ENQUIRIES

Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email : oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INVITATION

to the Shareholders of the Societe Anonyme under the trade name

“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”

to an Annual General Meeting

As resolved by the Company’s Board of Directors on 16 March 2011, at its meeting no. 878, in accordance with Codified Law 2190/1920 “re: Societes Anonymes” and article 17 of the Company’s Articles of Association, the shareholders of the Societe Anonyme under the trade name “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HELLENIC” are invited to an Annual General Meeting, to be held at the Company’s seat, in Maroussi of Attica, at the Shopping Mall “The Mall Athens”, at the Village Cinemas, Room Europa 05, 35 Andreas Papandreou Street, Maroussi, on Friday, 6 May 2011, at 11:00 a.m., with the following agenda:

1)                  Submission and recital of the management report by the board of directors and of the audit certificate by the Company’s statutory auditor-accountant on the Company’s financial statements and activities for the fiscal year which ended on 31.12.2010.

2)                  Submission and approval of the Company’s annual financial statements for the fiscal year which ended on 31.12.2010 and of the Company’s consolidated financial statements.

3)                  Discharge of the members of the board of directors and of the statutory auditors of the

Company from any liability for their activity during the fiscal year ended on 31.12.2010.

4)                  Approval of the remuneration of the members of the board of directors for their participation in the meetings of the board of directors and for their services to the Company for the fiscal year 2010 and pre-approval of remuneration for the fiscal year 2011.

5)                  Election of statutory auditors for the fiscal year 2011 (1.1.2011 - 31.12.2011) and determination of their fees.

6)                  Approval of the financial results for the fiscal year 2010.

7)                  Approval of election of a new member of the board of directors in replacement of  a member who resigned.

8)                  Election of the board of directors due to expiry of its term.

9)                  Increase of the Company’s share capital through capitalization of reserves and the simultaneous increase in the nominal value of its shares.

10)            Decrease of the Company’s share capital through a reduction of the nominal value of its shares and return of the amount of the capital reduction to its shareholders in cash. Granting of the necessary authorisation to the Company’s board of directors in connection with the return of the amount of the capital reduction to the shareholders in cash, the determination of the ex-rights date, the record date, as well as the date of commencement of payment of the capital return amount.

11)            Amendment of Article 3 of the Articles of Association and codification of the Articles of Association.

Furthermore, pursuant to the same resolution, in the event that a quorum is not achieved, the Company’s board of directors invites the Company’s shareholders, to a 1st Repeat Annual General Meeting on Friday, 20 May 2011, at 11:00 at the Company’s seat and at the same place. If a quorum is still not achieved, the shareholders are invited to a 2nd Repeat Annual General Meeting on Friday, 3 June 2011, at 11:00 at the Company’s seat and at the same place. It is noted that new invitation shall not be published as is not required for the repeat Meetings, according to article 29 of Codified Law 2190/1920, as in force.

According to articles 26 paragraphs 2b and 28a of Codified Law 2190/1920, as amended and added by articles 3 and 5 respectively of Law 3884/2010, and as in force, the Company informs the shareholders as follows:

I. RIGHT TO PARTICIPATE IN THE AGM

Individuals and legal entities appearing as shareholders of the Company on the records of “HELLENIC EXCHANGES S.A.” (“HELEX”) at the beginning of the fifth day preceding the Meeting, i.e. 29 April 2011 (record date), are entitled to participate and vote at the Annual General Meeting, provided that a written confirmation by HELEX to that effect is submitted to the Company not later than on 3 May 2011. Similarly, in case of a Repeat Annual General Meeting, shareholder capacity must exist at the beginning of the fourth date preceding the Repeat Annual General Meeting (i.e. 16 May 2011 and 30 May 2011 respectively), and the written confirmation by HELEX to that effect must be received by the Company not later than on the third day prior to the Repeat Annual General Meeting (i.e. 17 May 2011 and 31 May 2011 respectively).

II. PROXY VOTING PROCEDURE

Eligible shareholders may participate in the Annual General Meeting in person or by proxy. Each shareholder may appoint up to three proxies. Legal entities may appoint up to three individuals as their proxies. A proxy statement for shareholders is available on the Company’s website www.coca-colahellenic.com and may also be obtained in hard copy from the Company’s Investor Relations Department (9 Frangoklissias Street, Maroussi, tel.: +30 210 6183208). The completed and signed proxy statement must be submitted at the Company’s Investor Relations Department, at the above address, at least three days prior to the Annual General Meeting. In the event of a Repeat Annual General Meeting, proxy statements must be delivered to the Company as above at least three days prior to the Repeat Annual General Meeting.

A proxy holder who represents more than one shareholder may vote differently for each shareholder.

A shareholder’s proxy holder is required to notify the Company, prior to the Annual General Meeting, of any specific facts that may be useful to the shareholders in assessing any potential risk that the proxy holder has a conflict of interest. A conflict of interest may arise especially when the proxy holder is:

a)     a controlling shareholder of the Company or is a different legal entity controlled by such shareholder

b)    a member of the Board of Directors or the management of the Company in general, or controlling shareholder of the Company or a different legal entity that is controlled by such controlling shareholder of the Company.

c)     an employee or a statutory auditor of the Company or controlling shareholder of the Company or a different legal entity that is controlled by such controlling shareholder of the Company.

d)    is a spouse or a first-degree relative with the individuals of cases a) to c) above.

The Articles of Association do not allow participation in the Annual Meeting through electronic means or for remote voting by the shareholders.

III. MINORITY RIGHTS OF THE SHAREHOLDERS

According to the provisions of article 39 of Codified Law 2190/1920, the Company informs its shareholders that:

•      Shareholders representing 1/20 of the paid-up share capital of the Company are entitled to request the Board of Directors to include additional items on the agenda of the Annual General Meeting, following a request received by the Board of Directors at least fifteen days prior to the Annual General Meeting, i.e. not later than 21 April 2011. Such request should outline the reasoning or a draft of resolution to be approved by the Annual Meeting, according to article 39, paragraph 2 of Codified Law 2190/1920.

•      Shareholders representing 1/20 of the paid-up share capital of the Company are entitled to request the Board of Directors to provide drafts of resolutions for each of the items on the initial or the revised agenda, according to article 39 paragraph 2 of Codified Law 2190/1920, following a request received by the Board of Directors at least seven days prior to the holding of the Annual General Meeting, i.e. not later than 29 April 2011. The Board of Directors must make these available to the shareholders at least six days prior to the Annual General Meeting.

•      Any shareholder may request, at least five full days prior to the Annual General Meeting, i.e. no later than 29 April 2011, that the Board of Directors provides to the General Assembly specific information relating the Company, to the extent that such information is useful for the actual assessment of the items on the agenda. Furthermore, shareholders that representing 1/20 of the paid-up share capital may request from the Board of Directors to disclose to the Annual General Meeting the amounts paid to each member of the Board of Directors or to the Company’s managers during the last two years, as well as any other benefits granted to such persons under any contract between them and the Company or on any other basis..

•      Shareholders who represent 1/5 of Company’s paid-up share capital may request, at least five full days prior to the Annual General Meeting, i.e. no later than 29 April 2011 that the Board of Directors provides to the General Assembly information regarding the conduct of the Company’s affairs and its financial condition.

In order to exercise any right mentioned in the present invitation, a shareholder is required to submit proof of its capacity as a shareholder and of the number of shares it holds at the time of exercising such right. Submission of a certificate from HELEX to that effect constitutes such proof.

This invitation, drafts of the resolutions to be proposed by the Board of Directors, as well as the other documents to be submitted to the General Assembly are available on the Company’s website: www.coca-colahellenic.com Such documents are also available to shareholders in hard copy from Company’s Investor Relations Department (9 Frangoklissias Street, Maroussi, tel.: +30 210 6183 208).

Maroussi, 16 March 2011

The Board of Directors

“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”

CORRECT VERSION

INVITATION

to the Shareholders of the Societe Anonyme under the trade name

“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”

to an Annual General Meeting

As resolved by the Company’s Board of Directors on 16 March 2011, at its meeting no. 878, in accordance with Codified Law 2190/1920 “re: Societes Anonymes” and article 17 of the Company’s Articles of Association, the shareholders of the Societe Anonyme under the trade name “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HELLENIC” are invited to an Annual General Meeting, to be held at the Company’s seat, in Maroussi of Attica, at the Shopping Mall “The Mall Athens”, at the Village Cinemas, Room Europa 05, 35 Andreas Papandreou Street, Maroussi, on Friday, 6 May 2011, at 11:00 a.m., with the following agenda:

1)                  Submission and recital of the management report by the board of directors and of the audit certificate by the Company’s statutory auditor-accountant on the Company’s financial statements and activities for the fiscal year which ended on 31.12.2010.

2)                  Submission and approval of the Company’s annual financial statements for the fiscal year which ended on 31.12.2010 and of the Company’s consolidated financial statements.

3)                  Discharge of the members of the board of directors and of the statutory auditors of the Company from any liability for their activity during the fiscal year ended on 31.12.2010.

4)                  Approval of the remuneration of the members of the board of directors for their participation in the meetings of the board of directors and for their services to the Company for the fiscal year 2010 and pre-approval of remuneration for the fiscal year 2011.

5)                  Election of statutory auditors for the fiscal year 2011 (1.1.2011 - 31.12.2011) and determination of their fees.

6)                  Approval of the financial results for the fiscal year 2010.

7)                  Approval of election of a new member of the board of directors in replacement of  a member who resigned.

8)                  Election of the board of directors due to expiry of its term.

9)                  Increase of the Company’s share capital through capitalization of reserves and the simultaneous increase in the nominal value of its shares.

10)            Decrease of the Company’s share capital through a reduction of the nominal value of its shares and return of the amount of the capital reduction to its shareholders in cash. Granting of the necessary authorisation to the Company’s board of directors in connection with the return of the amount of the capital reduction to the shareholders in cash, the determination of the ex-rights date, the record date, as well as the date of commencement of payment of the capital return amount.

11)  Amendment of Article 3 of the Articles of Association and codification of the Articles of Association.

Furthermore, pursuant to the same resolution, in the event that a quorum is not achieved, the Company’s board of directors invites the Company’s shareholders, to a 1st Repeat Annual General Meeting on Friday, 20 May 2011, at 11:00 at the Company’s seat and at the same place. If a quorum is still not achieved, the shareholders are invited to a 2nd Repeat Annual General Meeting on Friday, 3 June 2011, at 11:00 at the Company’s seat and at the same place. It is noted that new invitation shall not be published as is not required for the repeat Meetings, according to article 29 of Codified Law 2190/1920, as in force.

According to articles 26 paragraphs 2b and 28a of Codified Law 2190/1920, as amended and added by articles 3 and 5 respectively of Law 3884/2010, and as in force, the Company informs the shareholders as follows:

I. RIGHT TO PARTICIPATE IN THE AGM

Individuals and legal entities appearing as shareholders of the Company on the records of “HELLENIC EXCHANGES S.A.” (“HELEX” ”) on 1st May 2011, (the record date which is the fifth day preceding the Annual General Meeting), are entitled to participate and vote, provided that a written confirmation by HELEX to that effect is submitted to the Company not later than on 3 May 2011. Similarly, in case of a Repeat Annual General Meeting, shareholder capacity must exist at the beginning of the fourth date preceding the Repeat Annual General Meeting (on 16 May 2011 and 30 May 2011 respectively), and the written confirmation by HELEX to that effect must be received by the Company not later than on the third day prior to the Repeat Annual General Meeting (on 17 May 2011 and 31 May 2011 respectively).

II. PROXY VOTING PROCEDURE

Eligible shareholders may participate in the Annual General Meeting in person or by proxy. Each shareholder may appoint up to three proxies. Legal entities may appoint up to three individuals as their proxies. A proxy statement for shareholders is available on the Company’s website www.coca-colahellenic.com and may also be obtained in hard copy from the Company’s Investor Relations Department (9 Frangoklissias Street, Maroussi, tel.: +30 210 6183208). The completed and signed proxy statement must be submitted at the Company’s Investor Relations Department, at the above address, at least three days prior to the Annual General Meeting. In the event of a Repeat Annual General Meeting, proxy statements must be delivered to the Company as above at least three days prior to the Repeat Annual General Meeting.

A proxy holder who represents more than one shareholder may vote differently for each shareholder.

A shareholder’s proxy holder is required to notify the Company, prior to the Annual General Meeting, of any specific facts that may be useful to the shareholders in assessing any potential risk that the proxy holder has a conflict of interest. A conflict of interest may arise especially when the proxy holder is:

a)                  a controlling shareholder of the Company or is a different legal entity controlled by such shareholder

b)                 a member of the Board of Directors or the management of the Company in general, or controlling shareholder of the Company or a different legal entity that is controlled by such controlling shareholder of the Company.

c)                  an employee or a statutory auditor of the Company or controlling shareholder of the Company or a different legal entity that is controlled by such controlling shareholder of the Company.

d)                 is a spouse or a first-degree relative with the individuals of cases a) to c) above.

The Articles of Association do not allow participation in the Annual Meeting through electronic means or for remote voting by the shareholders.

III. MINORITY RIGHTS OF THE SHAREHOLDERS

According to the provisions of article 39 of Codified Law 2190/1920, the Company informs its shareholders that:

•             Shareholders representing 1/20 of the paid-up share capital of the Company are entitled to request the Board of Directors to include additional items on the agenda of the Annual General Meeting, following a request received by the Board of Directors no later than 21 April 2011. Such request should outline the reasoning or a draft of resolution to be approved by the Annual Meeting, according to article 39, paragraph 2 of Codified Law 2190/1920.

•            Shareholders representing 1/20 of the paid-up share capital of the Company are entitled to request the Board of Directors to provide drafts of resolutions for each of the items on the initial or the revised agenda, according to article 39 paragraph 2 of Codified Law 2190/1920, following a request received by the Board of Directors no later than 29 April 2011. The Board of Directors must make these available to the shareholders at least six days prior to the Annual General Meeting.

•             Any shareholder may request, no later than 29 April 2011, that the Board of Directors provides to the General Assembly specific information relating the Company, to the extent that such information is useful for the actual assessment of the items on the agenda. Furthermore, shareholders that representing 1/20 of the paid-up share capital may request from the Board of Directors to disclose to the Annual General Meeting the amounts paid to each member of the Board of Directors or to the Company’s managers during the last two years, as well as any other benefits granted to such persons under any contract between them and the Company or on any other basis.

•             Shareholders who represent 1/5 of Company’s paid-up share capital may request, no later than 29 April 2011, that the Board of Directors provides to the General Assembly information regarding the conduct of the Company’s affairs and its financial condition.

In order to exercise any right mentioned in the present invitation, a shareholder is required to submit proof of its capacity as a shareholder and of the number of shares it holds at the time of exercising such right. Submission of a certificate from HELEX to that effect constitutes such proof.

This invitation, drafts of the resolutions to be proposed by the Board of Directors, as well as the other documents to be submitted to the General Assembly are available on the Company’s website: www.coca-colahellenic.com Such documents are also available to shareholders in hard copy from Company’s Investor Relations Department (9 Frangoklissias Street, Maroussi, tel.: +30 210 6183 208).

Maroussi, 16 March 2011

The Board of Directors

“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date:  March 31, 2011